Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 005-53289

STRATEGIC COMBINATION BETWEEN FIAT INDUSTRIAL AND CNH GLOBAL - EXERCISE OF WITHDRAWAL RIGHTS - OFFER TO FIAT INDUSTRIAL SHAREHOLDERS

Fiat Industrial announces that the withdrawal right of its shareholders has been exercised in relation to 2,741,655 shares having an aggregate redemption amount equal to €24,392,505.

From August 12 until September 10, 2013 such shares will be offered to Fiat Industrial shareholders not having exercised the withdrawal right at the price of €8.897 per share. The other terms and conditions of the offer will be detailed in a notice that will be published in compliance with the applicable rules and regulations.

The completion of the merger – expected by the end of third quarter 2013 – and, consequently, the exercise of the withdrawal rights are subject to certain conditions precedent including the condition that the aggregate cash amount to be disbursed by the company to creditors opposing the transaction under Italian law (and to shareholders exercising the withdrawal rights, should their shares not be sold on the market pursuant to the offer) would not exceed €325 million.

Turin, August 9, 2013

This document does not constitute an offer to exchange, sell or buy securities.  An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus that is part of a registration statement declared effective by the US Securities and Exchange Commission on June 21, 2013. Shareholders of CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) who are US persons or are located in the United States are advised to read the registration statement which contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC filings for CNH and FI CBM Holdings N.V. are also available to the public on the SEC’s website (http://www.sec.gov). In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are  based on current  expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.